

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

   Re: Adial Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed April 22, 2020
     File No. 333-237793

Dear Mr. Stilley:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at (202) 551-6761 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Leslie Marlow, Esq.